SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 8, 2014

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on April 8, 2014.

Buenos Aires, April 8, 2014

To.

Comisión Nacional de Valores

(Argentine Securities and Exchange

Commission)

Re.: Relevant Event

Dear Sirs:

We are contacting you in relation to the General Ordinary and Special Shareholders’ Meeting of Banco Macro S.A. (the “Bank”) convened for next April 29 at 11:00 am.

As regards the above we inform you that on the date hereof the Bank received a notice from the Argentine National Board of Companies in which the State holds a Stake (Dirección Nacional de Empresas con Participación del Estado) of the Undersecretariat of Economic Coordination and Competitivity Enhacement (Subsecretaria de Coordinación Económica y Mejora de la Competitividad) controlled by the Secretariat of Economic Policy and Development Planning (Secretaría de Política Económica y Planificación del Desarrollo) of the Ministry of Economy and Public Finance, whereby, pursuant to the provisions of Executive Decree No. 1278/12 and SPEyPD Resolution No. 110/12, such Board informs that the shareholder FGS-ANSES has decided to vote its shares by the system of cumulative voting in accordance with Articles 263 and 289 of Argentine Business Companies Act. No. 19,550 in connection with the appointment of the Bank’s three regular directors and one alternate director and statutory auditors (síndicos) and their alternates. We attach a copy of the referred notice.

Yours sincerely,

[Argentine Emblem]

Ministry of Economy and Public Finance

Secretariat of Economic Policy and

Development Planning

NOTICE DNEPE No. 171/14

Re: File S01: 0064664/2014

General Ordinary and Special Shareholders Meeting of

BANCO MACRO S.A. to be held on April 29, 2014

Buenos Aires, April 7, 2014

To the President of

BANCO MACRO S.A.

I am contacting you in relation to the General Ordinary and Special Shareholders’ Meeting of BANCO MACRO S.A. to be held on April 29, 2014 at 11:00 am in the City of Buenos Aires.

On this matter, I come hereby to inform you, in due time and manner, that the shareholder FGS-ANSES has decided to vote by the cumulative voting system, pursuant to Articles 263 and 289 of Argentine Business Companies Act, for the election of the Directors and members of the Supervisory Committee, regular and alternates members, according to the items of business set forth in the notice convening such Shareholders’ Meeting, which reads as follows:

9) Appoint three regular directors who shall hold office for three fiscal years and one alternate director who shall hold office until the next shareholders' meeting that shall evaluate the financial statements for the year ending December 31st 2014.

10) Determine the number of members who shall form the Supervisory Committee and designate the new regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year.

For the above purposes we hereby identify the shareholding under which the aforementioned shareholder shall exercise the referred right, i.e. an aggregate of 184,120,650 Common Book-Entry Shares, carrying one (1) vote each.

This notice is issued in compliance with the terms of, and under the powers vested upon the SECRETARIAT OF ECONOMIC POLICY AND DEVELOPMENT PLANNING (SPE yPD) by, the Executive Decree No. 1278/12, which were assigned by Resolution N° 110/12 to the Argentine National Board of Companies in which the State holds a Stake (Dirección Nacional de Empresas con Participación del Estado) of the Undersecretariat of Economic Coordination and Competitivity Enhacement (Subsecretaria de Coordinación Económica y Mejora de la Competitividad).

Yours sincerely,

Director of National Board of Companies

in which the State holds a Stake

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 8, 2014

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name:	Luis Cerolini
Title:	Director